Thomas P. Hitchcock

General Counsel

5729 Washington Avenue

Racine, Wisconsin 53406

(262) 234-0807

thomas.hitchcock@cnh.com

July 1, 2025

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Hodan Siad, Kayla Roberts

Re:	CNH Capital Receivables LLC

Amendment No. 2 to Registration Statement on Form SF-3

Filed on April 16, 2025

File No. 333-286570

Ladies and Gentlemen:

On behalf of CNH Capital Receivables LLC (the “Depositor”) and in response to your letter (the “Comment Letter”) dated June 20, 2025 from the staff of the Securities and Exchange Commission to the Depositor, we are submitting Amendment No. 2 to the above-referenced registration statement on Form SF-3 (“Amendment No. 2”), which we have electronically filed via EDGAR.

Our responses to the Comment Letter are set forth below. For ease of reference, the comments in the Comment Letter have been repeated below in italics. The headings and numbers correspond to the headings and numbered paragraph in the Comment Letter.

Amendment No. 1 to Registration Statement on Form SF-3

Risk Factors

Federal financial regulatory reform could have a significant effect on the servicer, the sponsor, the depositor or the trust, page 24

1.            We note your revisions in response to prior comment 5 to include a description of risks presented by certain regulatory provisions, including a discussion of "ongoing rulemaking" by federal regulatory agencies to implement provisions of the Dodd-Frank Act and your statement that the "full impact of the Dodd-Frank Act...will not be known until such rulemaking has been completed and implemented." We also note, however, that, as of the adoption of Securities Act Rule 192 addressing conflicts of interest in certain securitizations, the applicable Dodd-Frank Act rules have all been adopted and implemented. Please revise your disclosure to reflect the current status of these rules and describe the specific risks presented by them. Alternatively, please delete.

Response: We have revised “Risk Factors—Federal financial regulatory reform could have a significant effect on the servicer, the sponsor, the depositor or the trust” to read in full as shown on pages 24 through 25 of Amendment No. 2 to reflect the current status of these rules and describe the specific risks presented by them.

If you have any questions or comments regarding this letter or Amendment No. 2, please contact our counsel at Greenberg Traurig, LLP, Mark Michigan, at (214) 665-3692, or Briana Costa, at (914) 286-2906.

Sincerely,

/s/ Thomas P. Hitchcock
Thomas P. Hitchcock

cc: Wendy Gallion, CNH Capital Receivables LLC

Mark Michigan, Greenberg Traurig, LLP

Briana Costa, Greenberg Traurig, LLP

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